Exhibit 99.1

Brookfield Asset Management Ltd.

REPORT ON VOTING RESULTS

Special Meeting of Shareholders

January 27, 2025

National Instrument 51-102 – Section 11.3 (Canada)

A special meeting (the “Meeting”) of shareholders of Brookfield Asset Management Ltd. (the “Corporation”) was held on Monday, January 27, 2025 at 10:00 a.m. in a virtual meeting format via live audio webcast.

The following is a summary of the votes cast by holders of Class A Limited Voting Shares (“Class A Shares”) and Class B Limited Voting Shares (“Class B Shares”) of the Corporation represented at the Meeting. Capitalized terms used herein but not otherwise defined have the meanings given to such terms in the management information circular of the Corporation dated December 1, 2024 (the “Circular”).

Arrangement Resolution

The Arrangement Resolution, as set out in the Circular as Appendix A, was approved by (i) not less than 66 2/3% of the votes cast at the Meeting by the holders of Class A Shares; (ii) not less than 66 2/3% of the votes cast at the Meeting by the holders of Class B Shares; and (iii) not less than a majority of the votes cast at the Meeting by Minority Shareholders.

Management received the following proxies from the holders of Class A Shares and Class B Shares on the Arrangement Resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	272,727,142	79.70	69,475,824	20.30
Class B Shares	Carried	21,280	100	Nil	Nil
Minority Shareholders	Carried	264,828,986	79.22	69,475,824	20.78

Special Resolution Increasing the Number of Directors

The Director Increase Resolution was withdrawn. No vote was held.

Other Business

There were no other matters coming before the Meeting that required a vote by the holders of Class A Shares or Class B Shares.

Brookfield Asset Management Ltd.

/s/ Kathy Sarpash
Kathy Sarpash
Managing Director, Legal & Regulatory and Corporate Secretary

Date: January 27, 2025